

December 18, 2020

Mark A. Wilcox
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890

   Re: Selective Insurance Group, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2019
   Filed February 12, 2020
   Form 10-Q for the Quarterly Period Ended September 30, 2020
   Filed October 29, 2020
   File No. 001-33067

Dear Mr. Wilcox:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
(n) Federal Income Tax, page 81

1.   In your policy note you disclose that any interest levied by the Internal Revenue Service would be recognized in interest expense and any penalties would be recognized in either other insurance expenses or corporate expenses.   In Note 13 on page 114 you disclose that any such interest and penalties will be included in income tax expense. Please represent to us that in future filings you will revise your disclosure to remove this inconsistency.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Unaudited Interim Consolidated Financial Statements
Note 1: Basis of Presentation and Accounting Policies
(b) Accounting Policies
Investments, page 6

2.   Although we note that you have adopted ASU 2016-13 and that you revised your investment policy note to reflect your current expected credit losses on investment securities, you continue to refer to other than-temporary impairments ("OTTI"). As both temporary impairments and OTTI were constructs of predecessor requirements and the length of time a security's fair value is below amortized cost is no longer a factor as to whether a charge to earnings for that security's impairment is warranted, please represent to us that you will revise your policy and other investment disclosures (including that on the face of your statements of income) to remove reference to OTTI for periods after January 1, 2020.

Note 4: Investments, page 10

3.   In sub-note (f) on page 13 you disclose that you do not have exposure to any credit concentration risk of a single issuer greater than 10% of your stockholders' equity, other that certain U.S. government agencies. We note that on page 54 of your September 30, 2020 Form 10-Q you provided more granular information about the credit quality of your investment portfolio compared to prior practice in your annual and quarterly reports. Please tell us whether you have exposure to any significant industry sector concentrations in your corporate securities and overall investment portfolios and your consideration for disclosing the information required by ASC 825-10-50-21 in your upcoming Form 10-K. In your response, specifically tell us your exposures to the industries you identify as being negatively impacted by the COVID-19 pandemic in the first bullet of your risk factor on page 56 of your September 30, 2020 Form 10-Q.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance